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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Subject Company (Issuer))

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Filing Persons (Issuer))

NEW MOUNTAIN PARTNERS, L.P.***
NEW MOUNTAIN AFFILIATED INVESTORS, L.P.***
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

636918302
(CUSIP Number of Class of Securities)

James J. Bigl
President and Chief Executive Officer
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050
(516) 626-0007

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person(s))

With Copies to:

Steven I. Suzzan, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000	Aviva F. Diamant, Esq. John M. Bibona, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,005	$6,335.00
*
For purposes of calculating the Filing Fee, pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Value was calculated assuming that 4,545,455 shares of common stock, par value $0.001 are purchased at the tender offer price of $11.00 per share in cash.

**
The filing fee, calculated in accordance with Rule 0-11, is $126.70 per million of the aggregate Transaction Value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,335.00	Filing Party: National Medical Health Card Systems, Inc.
Form or Registration No.: 5-58937	Date Filed: February 19, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

***
Each of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. may be deemed a co-bidder with respect to the Offer.

        This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (which, together with Amendment Nos. 1 and 2 to the Tender Offer Statement on Schedule TO and this Amendment No. 3 to Schedule TO, constitutes this "Tender Offer Statement") filed by National Medical Health Card Systems, Inc., a Delaware corporation ("Health Card") on February 19, 2004. This Tender Offer Statement relates to the offer by Health Card to purchase up to 4,545,455 of the outstanding shares of its common stock, $0.001 par value per share, at a price per share of $11.00, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 19, 2004, as amended (the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, dated February 19, 2004. This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        We note that with respect to the tender offer which is the subject of this Tender Offer Statement, New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. (collectively, "New Mountain Partners") may be deemed to be bidders within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such are being added as Offerors to this Tender Offer Statement on this date. All information in this amended Tender Offer Statement relating to the New Mountain Entities (as defined herein) has been supplied by New Mountain Partners and all information relating to Health Card has been supplied by Health Card.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 to 11 of this Tender Offer Statement.

        Except as provided herein, this Amendment No. 3 does not alter the information previously set forth in the Offer to Purchase and should be read in conjunction with the Offer to Purchase.

1.
The cover page of the Offer to Purchase is hereby amended to include a new third paragraph to read as follows, and the current third through seventh paragraphs are hereby amended to be the fourth through eighth paragraphs on the cover page:

    New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. may be deemed to be co-bidders with us with respect to the Offer. Accordingly, we are including financial and other information relating to New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. in this Offer to Purchase.

2.
The current third paragraph to the question "Why are we offering to purchase your shares of common stock?" on page 2 of the Offer to Purchase is hereby amended to become the fourth paragraph to this question and a new third paragraph is hereby inserted to read as follows:

    One of the goals of the transaction with New Mountain Partners was to replace Mr. Brodsky as our principal stockholder with an institutional investor such as New Mountain Partners. New Mountain Partners' investment will provide new capital that our board of directors believes will facilitate our growth. While the share repurchase transaction could have been structured as a private repurchase of shares by us from Mr. Brodsky and the covered stockholders in connection with the preferred stock investment by New Mountain Partners—and not as an offer to all of our stockholders—the special committee of our board of directors believed that all of our stockholders should be afforded the opportunity to participate in the Offer and achieve liquidity for a portion of their shares. The Offer was not mandated by New Mountain Partners as a requirement of their investment.

    Historically, the market for our shares of common stock has been very illiquid and such shares have been thinly traded, and thus a small volume of trades have caused significant fluctuations in our stock price. At the time the purchase agreement was

1

    signed and the offer price established, we did not know that the share price would rise so dramatically above the offer price.

3.
The Tender Offer Statement is hereby amended and supplemented by including the following after the section captioned "Introduction—Summary Term Sheet—Why are we offering to purchase your shares of common stock?" on page 2 of the Offer to Purchase:

          Who are New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P.?

            New Mountain Partners, L.P. is a Delaware limited partnership that was formed to seek long-term capital appreciation through direct private equity and equity-related investments.

            New Mountain Affiliated Investors, L.P. is a Delaware limited partnership that was formed to seek long-term capital appreciation through direct private equity and equity-related investments.

            New Mountain Investments, L.P. is the general partner of New Mountain Partners, L.P., and is principally engaged in the business of serving as the general partner of New Mountain Partners, L.P. New Mountain GP, LLC, a Delaware limited liability company, is the general partner of New Mountain Affiliated Investors, L.P. and New Mountain Investments, L.P., and is principally engaged in the business of serving as the general partner of New Mountain Affiliated Investors, L.P. and New Mountain Investments, L.P.

            Steven B. Klinsky is the sole member of New Mountain GP, LLC. Mr. Klinsky is engaged principally in the business of serving as the sole member of New Mountain GP, LLC and as the Chief Executive Officer of New Mountain Capital, LLC. Mr. Klinsky is a citizen of the United States of America. New Mountain Capital, LLC is the sole manager of, and is principally engaged in managing, New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P.

            The principal business address and principal office of each of New Mountain Partners, L.P., New Mountain Affiliated Investors, L.P., New Mountain Investments, L.P., New Mountain GP, LLC, New Mountain Capital, LLC, and Steven B. Klinsky is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

            None of New Mountain Partners, L.P., New Mountain Affiliated Investors, L.P., New Mountain Investments, L.P., New Mountain GP, LLC, or New Mountain Capital, LLC (collectively, the "New Mountain Entities") or Steven B. Klinsky is an affiliate of ours.

4.
The Tender Offer Statement is hereby amended and supplemented by including the following immediately after the section heading caption "The Offer—Section, 2—Purpose of the Offer; Certain Effects of the Offer" on page 8 of the Offer to Purchase and before the section heading caption "The Offer—Section, 2—Purpose of the Offer; Certain Effects of the Offer—Background of the Transactions" on page 8 of the Offer to Purchase:

    Except as described below or in our Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on February 19, 2004, none of the New Mountain Entities or Steven B. Klinsky has entered into any transactions, participated in any negotiations, or had any material contacts, with us or our affiliates during the past two years.

5.
The Tender Offer Statement is hereby amended and supplemented by deleting the first two sentences of the first paragraph under the section heading caption "The Offer—Section, 2—Purpose of the Offer; Certain Effects of the Offer—Plans, Proposals or Negotiations" on page 25 of the Offer to Purchase and replacing it with the following:

    Plans, Proposals or Negotiations.    Except as disclosed in this Offer to Purchase or as set forth in our Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on February 19, 2004, neither we nor the New Mountain Entities nor

2

    Steven B. Klinsky currently have any plans, proposals or negotiations under way that relate to or would result in:

6.
The Tender Offer Statement is hereby amended and supplemented by deleting the second sentence of the first paragraph under the section captioned "The Offer—Section 8, Source and Amount of Funds" on page 34 of the Offer to Purchase and replacing with the following:

    We expect to fund the purchase of shares pursuant to the Offer and the payment of related fees and expenses from a portion of the proceeds from the issuance of 6,956,522 shares of our series A convertible preferred stock to New Mountain Partners for an aggregate purchase price of $80,000,003, which New Mountain Partners expects to obtain from capital contributions from its partners.

7.
The Tender Offer Statement is hereby amended and supplemented by deleting the following text in table of contents "Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares" and replacing it with "Section 10, Information About Our Shares; Interests of Directors and Officers; Interests of New Mountain Partners; Transactions and Arrangements Concerning Our Shares."

8.
The Tender Offer Statement is hereby amended and supplemented by deleting the following text in the heading of Section 10 "SECTION 10—INFORMATION ABOUT OUR SHARES; INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING OUR SHARES" on page 43 of the Offer to Purchase and replacing it with "SECTION 10—INFORMATION ABOUT OUR SHARES; INTERESTS OF DIRECTORS AND OFFICERS; INTERESTS OF NEW MOUNTAIN PARTNERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING OUR SHARES."

9.
The Tender Offer Statement is hereby amended and supplemented by including the following after the section captioned "The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Interests of New Mountain Partners; Transactions and Arrangements Concerning Our Shares—Interests of Directors and Officers" on page 47 of the Offer to Purchase:

            Interests of New Mountain Partners.    As of March 12, 2004, none of the New Mountain Entities or Steven B. Klinsky beneficially owned securities issued by us.

10.
The caption "The Offer—Section 9, Certain Information Concerning Us" in the table of contents and on page 34 of the Offer to Purchase is hereby amended in its entirety to read "The Offer—Section 9, Certain Information Concerning Us and New Mountain Partners" and a new subsection entitled "Information Concerning New Mountain Partners" is inserted after the subheading caption "Available Information" to include the following:

            New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. are Delaware limited partnerships that were formed to seek long-term capital appreciation through direct private equity and equity-related investments. Collectively, the New Mountain Entities have $770 million of committed capital, of which in excess of $400 million remains available for investment.

            New Mountain Investments, L.P. is the general partner of New Mountain Partners, L.P., and is principally engaged in the business of serving as the general partner of New Mountain Partners, L.P.

            New Mountain GP, LLC, a Delaware limited liability company, is the general partner of New Mountain Affiliated Investors, L.P. and New Mountain Investments, L.P., and is principally engaged in the business of serving as the general partner of New Mountain Affiliated Investors, L.P. and New Mountain Investments, L.P.

            Steven B. Klinsky is the sole member of New Mountain GP, LLC. Mr. Klinsky is engaged principally in the business of serving as the sole member of New Mountain GP, LLC and as

3

    the Chief Executive Officer of New Mountain Capital, LLC. Mr. Klinsky is a citizen of the United States of America. New Mountain Capital, LLC is the sole manager of, and is principally engaged in managing, New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P.

            During the past five years, none of the New Mountain Entities or Steven B. Klinsky has been convicted in a criminal proceeding or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of a violation of federal or state securities laws.

CERTAIN FINANCIAL INFORMATION

            Set forth on Schedule I to this Offer to Purchase are unaudited statements of operations, statements of changes in partners' capital and statements of cash flows for the year ended December 31, 2003, unaudited statements of income, statements of changes in partners' capital and statements of cash flows for the year ended December 31, 2002, and unaudited statements of assets, liabilities and partners' capital as of December 31, 2003 and 2002 of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. This information has been supplied to us by New Mountain Partners and has not been prepared with a view toward public disclosure and they are included in this Offer to Purchase only because New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. may be deemed co-bidders with respect to us in connection with the Offer.

11.
The Tender Offer Statement is hereby amended and supplemented by including the following text at the end of the table of contents "Schedule I, Information Concerning New Mountain Partners, I-1".

12.
The Tender Offer Statement is hereby amended and supplemented by including the following as Schedule I at the end of the Offer to Purchase:

4

SCHEDULE I

New Mountain Partners, L.P.

Unaudited Statement of Assets, Liabilities and Partners' Capital

As of December 31, 2003
ASSETS
Investments, at fair value (cost $326,217,521)	$559,014,994
Cash and cash equivalents	125,785
Dividend receivable	3,702,506
Interest receivable	2,848,322
Deferred financing costs (net of accumulated amortization of $2,567,182)	715,287
Other assets	44,015

Total assets	$566,450,909

LIABILITIES
Loan payable	$70,390,800
Placement fees payable	1,771,938
Due to New Mountain Capital, LLC	210,127
Interest payable	99,146
Other liabilities	49,000

Total liabilities	$72,521,011

PARTNERS' CAPITAL
General partner	$66,984,792
Limited partners	426,945,106

Total partners' capital	$493,929,898

Total liabilities and partners' capital	$566,450,909

New Mountain Partners, L.P.

Unaudited Statement of Operations

For the Year Ended December 31, 2003
REVENUE
Dividends	$11,910,366
Interest	5,787,495

Total revenue	$17,697,861

EXPENSES
Management fees	$6,715,850
Interest	3,593,921
Professional fees	220,541
Administrative costs	158,537

Total expenses	$10,688,849

Net investment income	7,009,012
Change in unrealized appreciation on investments	191,403,409

Net income	$198,412,421

New Mountain Partners, L.P.

Unaudited Statement of Changes in Partners' Capital

For the year ended December 31, 2003

	Total	General Partner	Limited Partners
Partners' capital at January 1, 2003	$117,143,411	$12,046,374	$105,097,037
Contributions	180,947,242	9,354,761	171,592,481
Distributions	(2,462,583)	(130,726)	(2,331,857)
Placement fees	(110,593)	—	(110,593)
Net investment income	7,009,012	722,685	6,286,327
Change in unrealized appreciation on investments	191,403,409	44,991,698	146,411,711

Partners' capital at December 31, 2003	$493,929,898	$66,984,792	$426,945,106

New Mountain Partners, L.P.

Unaudited Statement of Cash Flows

For the year ended December 31, 2003

Cash flows from operating activities
Net Income	$198,412,421
Adjustment to reconcile net income to net cash used in operating activities:
Purchase of investments	(169,894,972)
Accretion of original issue discount on debentures	(183,869)
Non-cash interest	(1,347,559)
Non-cash dividend	(7,854,400)
Increase in dividend receivable	(1,561,146)
Change in unrealized appreciation on investments	(191,403,409)
Amortization of deferred financing costs	1,642,012
Increase in other assets	(44,015)
Increase in interest receivable	(2,848,322)
Decrease in interest payable	(8,963)
Decrease in payable to New Mountain Capital, LLC	(302,291)
Decrease in other liabilities	(62,961)

Net cash flows used in operating activities	$(175,457,474)

Cash flows from financing activities
Contributions	$180,947,242
Distributions	(2,462,583)
Placement fees	(3,669,424)

Net cash flows provided by financing activities	174,815,235

Net decrease in cash and cash equivalents	(642,239)
Cash and cash equivalents at the beginning of the year	768,024

Cash and cash equivalents at the end of the year	$125,785

Supplemental disclosure of cash flow information:
Cash paid for interest during the year	$1,960,872

New Mountain Affiliated Investors, L.P.

Unaudited Statement of Assets, Liabilities and Partners' Capital

As of December 31, 2003
ASSETS
Investments, at fair value (cost $7,732,987)	$13,054,956
Cash and cash equivalents	3,303
Dividend receivable	84,671
Interest receivable	68,756
Deferred financing costs (net of accumulated amortization of $58,688)	16,354

Total assets	$13,228,040

LIABILITIES
Loan payable	$1,609,200
Due to New Mountain Capital, LLC	45,236
Other liabilities	30,250
Interest payable	2,267

Total liabilities	$1,686,953

PARTNERS' CAPITAL
General partner	$6,734
Limited partners	11,534,353

Total partners' capital	11,541,087

Total liabilities and partners' capital	$13,228,040

New Mountain Affiliated Investors, L.P.

Unaudited Statement of Operations

For the Year Ended December 31, 2003
REVENUE
Dividends	$272,374
Interest	139,124

Total revenue	$411,498

EXPENSES
Interest	$82,161
Management fees	81,052
Professional fees	33,270
Administrative costs	4,136

Total expenses	$200,619

Net investment income	210,879
Change in unrealized appreciation on investments	4,375,662

Net income	$4,586,541

New Mountain Affiliated Investors, L.P.

Unaudited Statement of Changes in Partners' Capital

For the year ended December 31, 2003

	Total	General Partner	Limited Partners
Partners' capital at January 1, 2003	$2,824,068	$1,615	$2,822,453
Contributions	4,188,409	2,442	4,185,967
Distributions	(57,931)	(36)	(57,895)
Net investment income	210,879	170	210,709
Change in unrealized appreciation on investments	4,375,662	2,543	4,373,119

Partners' capital at December 31, 2003	$11,541,087	$6,734	$11,534,353

New Mountain Affiliated Investors, L.P.

Unaudited Statement of Cash Flows

For the year ended December 31, 2003

Cash flows from operating activities
Net Income	$4,586,541
Adjustment to reconcile net income to net cash used in operating activities:
Purchase of investments	(4,105,030)
Accretion of original issue discount on debentures	(4,460)
Non-cash interest	(32,441)
Non-cash dividend	(179,601)
Increase in dividend receivable	(35,740)
Change in unrealized appreciation on investments	(4,375,662)
Amortization of deferred financing costs	37,538
Increase in interest receivable	(68,756)
Decrease in interest payable	(204)
Increase in other liabilities	3,822
Increase in Due to New Mountain Capital, LLC	30,891

Net cash flows used in operating activities	$(4,143,102)

Cash flows from financing activities
Contributions	$4,188,409
Distributions	(57,931)

Net cash flows provided by financing activities	4,130,478

Net decrease in cash and cash equivalents	(12,624)
Cash and cash equivalents at the beginning of the year	15,927

Cash and cash equivalents at the end of the year	$3,303

Supplemental disclosure of cash flow information:
Cash paid for interest during the year	$44,827

New Mountain Partners, L.P.

Unaudited Statement of Assets, Liabilities and Partners' Capital

As of December 31, 2002
ASSETS
Investments, at fair value (cost $146,936,722)	$188,330,786
Cash and cash equivalents	768,024
Deferred financing costs (net of accumulated amortization of $925,170)	2,357,299
Dividend receivable	2,141,360
Total assets	$193,597,469

LIABILITIES
Loan payable	$70,390,800
Interest payable	108,109
Placement fees payable	5,330,770
Due to New Mountain Capital, LLC	512,418
Other liabilities	111,961

Total liabilities	$76,454,058

PARTNERS' CAPITAL
General partner	$12,046,374
Limited partners	105,097,037

Total partners' capital	117,143,411

Total liabilities and partners' capital	$193,597,469

New Mountain Partners, L.P.

Unaudited Statement of Income

For the Year Ended December 31, 2002
REVENUE
Dividends	$12,092,391
Interest	199,550

Total revenue	$12,291,941

EXPENSES
Management fees	$8,996,809
Interest	2,290,118
Professional fees	141,337
Administrative costs	13,812

Total expenses	$11,442,076

Net investment income	849,865
Realized gain on sale of investment	$34,586,381
Change in unrealized appreciation on investments	14,346,867

Net income	$49,783,113

New Mountain Partners, L.P.

Unaudited Statement of Changes in Partners' Capital

For the year ended December 31, 2002

	Total	General Partner	Limited Partners
Partners' capital at January 1, 2002	$155,776,974	$8,463,508	$147,313,466
Contributions	62,777,068	2,668,092	60,108,976
Placement fees	(288,925)	—	(288,925)
Distributions	(150,904,819)	(14,645,162)	(136,259,657)
Net investment income	849,865	2,755,953	(1,906,088)
Realized gain	34,586,381	8,690,208	25,896,173
Change in unrealized appreciation on investments	14,346,867	4,113,775	10,233,092

Partners' capital at December 31, 2002	$117,143,411	$12,046,374	$105,097,037

New Mountain Partners, L.P.

Unaudited Statement of Cash Flows

For the year ended December 31, 2002

Cash flows from operating activities
Net Income	$49,783,113
Adjustment to reconcile net income to net cash used in operating activities:
Purchase of investments	(57,481,706)
Proceeds from sale of investment	79,922,614
Realized gain	(34,586,381)
Non-cash dividend	(8,824,122)
Decrease in dividend receivable	734,685
Change in unrealized appreciation on investments	(14,346,867)
Amortization of deferred financing costs	925,170
Increase in interest payable	108,109
Increase in payable to New Mountain Capital, LLC	310,083
Increase in other liabilities	28,643

Net cash flows used in operating activities	$16,573,341

Cash flows from financing activities
Loan proceeds	$71,857,275
Deferred financing costs	(3,282,469)
Repayment of loan	(1,466,475)
Contributions	62,777,068
Placement fees	(4,141,478)
Distributions	(150,904,819)

Net cash flows used for financing activities	(25,160,898)

Net decrease in cash and cash equivalents	(8,587,557)
Cash and cash equivalents at the beginning of the year	9,355,581

Cash and cash equivalents at the end of the year	$768,024

Supplemental disclosure of cash flow information:
Cash paid for interest during the year	$1,256,839

New Mountain Affiliated Investors, L.P.

Unaudited Statement of Assets, Liabilities and Partners' Capital

As of December 31, 2002
ASSETS
Investments, at fair value (cost $3,411,455)	$4,357,762
Cash and cash equivalents	15,927
Deferred financing costs (net of accumulated amortization of $21,150)	53,892
Dividend receivable	48,931

Total assets	$4,476,512

LIABILITIES
Loan payable	$1,609,200
Interest payable	2,471
Other liabilities	26,428
Due to New Mountain Capital, LLC	14,345

Total liabilities	$1,652,444

PARTNERS' CAPITAL
General partner	$1,615
Limited partners	2,822,453

Total partners' capital	2,824,068

Total liabilities and partners' capital	$4,476,512

New Mountain Affiliated Investors, L.P.

Unaudited Statement of Income

For the Year Ended December 31, 2002
REVENUE
Dividends	$275,756
Interest	4,034

Total income	$279,790

EXPENSES
Management fees	$95,534
Interest	52,354
Professional fees	35,919
Administrative costs	934

Total expenses	$184,741

Net investment income	95,049
Realized gain	$790,678
Change in unrealized appreciation on investments	327,983

Net income	$1,213,710

New Mountain Affiliated Investors, L.P.

Unaudited Statement of Changes in Partners' Capital

For the year ended December 31, 2002

	Total	General Partner	Limited Partners
Partners' capital at January 1, 2002	$3,810,971	$2,178	$3,808,793
Contributions	1,249,742	680	1,249,062
Distributions	(3,450,355)	(2,004)	(3,448,351)
Net investment income	95,049	111	94,938
Realized gain	790,678	459	790,219
Change in unrealized appreciation on investments	327,983	191	327,792

Partners' capital at December 31, 2002	$2,824,068	$1,615	$2,822,453

New Mountain Affiliated Investors, L.P.

Unaudited Statement of Cash Flows

For the year ended December 31, 2002

Cash flows from operating activities
Net Income	$1,213,710
Adjustment to reconcile net income to net cash used in operating activities:
Purchase of investments	(1,358,294)
Proceeds from sale of investment	1,827,107
Realized gain	(790,678)
Non-cash dividend	(201,500)
Decrease in dividend receivable	16,652
Change in unrealized appreciation on investments	(327,983)
Amortization of deferred financing costs	21,150
Increase in interest payable	2,471
Increase in other liabilities	26,428
Increase in due to New Mountain Capital, LLC	14,345

Net cash flows provided by operating activities	$443,408
Cash flows from financing activities
Loan proceeds	$1,642,725
Deferred financing costs	(75,042)
Repayment of loan	(33,525)
Contributions	1,249,742
Distributions	(3,450,355)
Net cash flows used in financing activities	(666,455)

Net decrease in cash and cash equivalents	(223,047)

Cash and cash equivalents at the beginning of the year	238,974

Cash and cash equivalents at the end of the year	$15,927

Supplemental disclosure of cash flow information:
Cash paid for interest during the year	$28,733

Item 12.    Exhibits

(a)(1)(A)	Form of Offer to Purchase, dated February 19, 2004.*
(a)(1)(B)
Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by National Medical Health Card Systems, Inc., dated October 31, 2003.**
(a)(5)(B)
Form of Letter to Stockholders of National Medical Health Card Systems, Inc., dated February 19, 2004, from James J. Bigl, President and Chief Executive Officer of National Medical Health Card Systems, Inc.*
(b)	Not applicable.
(d)(1)
Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, Bert E. Brodsky Revocable Trust dated May 24, 1999, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Irrevocable Trusts of each of Lee Jared Brodsky dated January 1, 2002, David Craig Brodsky dated February 1, 2001, Jeffrey Holden Brodsky dated February 1, 2001 and Jessica Brodsky Miller dated February 1, 2001 and New Mountain Partners, L.P.***
(d)(2)	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P. ***
(d)(3)	Form of Certificate of Designations, Preferences and Rights of the Series A 7% Convertible Preferred Stock, par value $0.10 per share, of National Medical Health Card Systems, Inc.***
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO-I on February 19, 2004.

**
Previously filed on Schedule TO-C on October 31, 2003.

***
Previously filed as an Annex to Health Card's Proxy Statement on Schedule 14A on February 19, 2004.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
By:	/s/ JAMES J. BIGL Name: James J. Bigl Title: President and Chief Executive Officer

Dated: March 12, 2004

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: March 12, 2004

NEW MOUNTAIN PARTNERS, L.P.*
By:	New Mountain Investments, L.P., its general partner
By:	New Mountain GP, LLC its general partner
By:	/s/ STEVEN B. KLINSKY Steven B. Klinsky Member
NEW MOUNTAIN AFFILIATED INVESTORS, L.P.*
By:	New Mountain GP, LLC, its general partner
By:	/s/ STEVEN B. KLINSKY Steven B. Klinsky Member

*
Each of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. may be deemed to be co-bidders with respect to the Offer

EXHIBIT INDEX

(a)(1)(A)	Form of Offer to Purchase, dated February 19, 2004.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute
Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by National Medical Health Card Systems, Inc., dated October 31, 2003.**
(a)(5)(B)	Form of Letter to Stockholders of National Medical Health Card Systems, Inc., dated February 19, 2004, from
James J. Bigl, President and Chief Executive Officer of National Medical Health Card Systems, Inc.*
(b)	Not applicable.
(d)(1)	Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc.,
Bert E. Brodsky, Bert E. Brodsky Revocable Trust dated May 24, 1999, P.W. Capital Corp., Lee Jared Brodsky,
David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Irrevocable Trusts of each of Lee
Jared Brodsky dated January 1, 2002, David Craig Brodsky dated February 1, 2001, Jeffrey Holden Brodsky dated February 1, 2001 and Jessica Brodsky Miller dated February 1, 2001 and New Mountain Partners, L.P.***
(d)(2)	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between
National Medical Health Card Systems, Inc. and New Mountain Partners, L.P. ***
(d)(3)	Form of Certificate of Designations, Preferences and Rights of the Series A 7% Convertible Preferred Stock,
par value $0.10 per share, of National Medical Health Card Systems, Inc.***
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO-I on February 19, 2004.

**
Previously filed on Schedule TO-C on October 31, 2003.

***
Previously filed as an Annex to Health Card's Proxy Statement on Schedule 14A on February 19, 2004.

QuickLinks

CERTAIN FINANCIAL INFORMATION
SCHEDULE I
New Mountain Partners, L.P. Unaudited Statement of Assets, Liabilities and Partners' Capital
New Mountain Partners, L.P. Unaudited Statement of Operations
New Mountain Partners, L.P. Unaudited Statement of Changes in Partners' Capital For the year ended December 31, 2003
New Mountain Partners, L.P. Unaudited Statement of Cash Flows For the year ended December 31, 2003
New Mountain Affiliated Investors, L.P. Unaudited Statement of Assets, Liabilities and Partners' Capital
New Mountain Affiliated Investors, L.P. Unaudited Statement of Operations
New Mountain Affiliated Investors, L.P. Unaudited Statement of Changes in Partners' Capital For the year ended December 31, 2003
New Mountain Affiliated Investors, L.P. Unaudited Statement of Cash Flows For the year ended December 31, 2003
New Mountain Partners, L.P. Unaudited Statement of Assets, Liabilities and Partners' Capital
New Mountain Partners, L.P. Unaudited Statement of Income
New Mountain Partners, L.P. Unaudited Statement of Changes in Partners' Capital For the year ended December 31, 2002
New Mountain Partners, L.P. Unaudited Statement of Cash Flows For the year ended December 31, 2002
New Mountain Affiliated Investors, L.P. Unaudited Statement of Assets, Liabilities and Partners' Capital
New Mountain Affiliated Investors, L.P. Unaudited Statement of Income
New Mountain Affiliated Investors, L.P. Unaudited Statement of Changes in Partners' Capital For the year ended December 31, 2002
New Mountain Affiliated Investors, L.P. Unaudited Statement of Cash Flows For the year ended December 31, 2002
SIGNATURE
SIGNATURE
EXHIBIT INDEX